UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants,
Investment Management Committee
and Benefit Administration Committee of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 22, 2022

We have served as the auditor of the Plan since 1979.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS:
Participant-directed investments at fair value (Notes 2 and 5)	$1,422,057,020	$1,306,180,420
Participant-directed investments at contract value (Notes 2 and 4)	129,598,370	139,314,432
Total investments	1,551,655,390	1,445,494,852
Receivables:
Notes receivable from participants (Note 1)	22,266,818	23,374,236
Participant contributions	1,049,266	815,871
Employer contributions	325,493	257,744
Interest and other	1,127,790	10,511,054
Total receivables	24,769,367	34,958,905
Total assets	1,576,424,757	1,480,453,757
LIABILITIES:
Payable for securities purchased	92,350	9,083,805
Accrued administrative expenses	343,198	324,692
Total liabilities	435,548	9,408,497
NET ASSETS AVAILABLE FOR BENEFITS	$1,575,989,209	$1,471,045,260

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021

ADDITIONS:

Contributions (Note 1):
Participants	$67,610,637
Employer	23,589,646
Rollover	7,175,664
Total contributions	98,375,947

Investment income (Note 2):
Dividend, interest, and other income	24,659,504
Net realized/unrealized appreciation in fair value of investments	130,252,259
Total investment gain	154,911,763

Interest income on notes receivable from participants	1,180,093

Total additions	254,467,803

DEDUCTIONS:

Distributions to participants	146,866,894
Administrative expenses (Note 2)	2,656,960
Total deductions	149,523,854

INCREASE IN NET ASSETS	104,943,949

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,471,045,260
End of year	$1,575,989,209

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The trustee for the Plan is Fidelity Management Trust Company ("Trustee").

From January 2021 until April 2021, the Trustee was the appointed investment manager of the Pinnacle West Stock Fund, which is an investment option in the Plan. As the appointed investment manager of this option, the Trustee managed the liquidity of the Pinnacle West Stock Fund. The Plan is a 401(k) plan with an Employee Stock Ownership Plan feature. In April 2021, the Investment Management Committee appointed an independent fiduciary to manage the Pinnacle West Stock Fund. The independent fiduciary has the exclusive fiduciary authority and responsibility under the Plan with respect to the Pinnacle West Stock Fund as an investment option under the Plan. The independent fiduciary has the sole authority to vote any shares and to instruct the Trustee accordingly with respect to shares of Pinnacle West common stock held in the Pinnacle West Stock Fund that are not otherwise voted by the Plan participants themselves.

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pre-tax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month coincident with or following their attainment of age 18 and completion of six full months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pre-tax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pre-tax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pre-tax contribution and catch-up contribution may increase in future years as determined annually by the Internal Revenue Service

("IRS").  Participants may elect to set their pre-tax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature, receive an Employer match of 50% of the first 6% of base pay contributed, in combination, as pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value. There were no noncash contributions for the year ended December 31, 2021.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for employer match.

If a participant elected to reinvest dividends in the Pinnacle West Stock Fund, any dividends paid on balances in the Pinnacle West Stock Fund after September 30, 2020 are reinvested in accordance with the future investment allocations the participant has selected.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pre-tax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (see Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):
•Age-based investment options ("Target Retirement Date Funds") that include:
•Retirement Income Fund
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund

•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund
•Target Retirement 2065 Fund

•Core investment options that include:
•Stable Value Fund (see Note 4)*
•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund**

* Separately managed accounts, specific to this Plan only.
** A separately managed account, specific to this Plan only. On September 30, 2020, the Company froze the Pinnacle West Stock Fund (see Note 2).

    The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation suggested for them through the Plan's personal asset manager program or choose to have their portfolio managed for them utilizing the Plan's Managed Account service, both of which provide a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) elect to have their investment mix of Funds automatically rebalanced according to their investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pre-tax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. Generally, the maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence. An administrative fee is charged to the participant’s account for each loan. Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The average interest rate for loans issued during 2021 was 4.25%.  Interest rates for outstanding loans as of December 31, 2021 and 2020, ranged from 4.25% to 9.25%.  As of December 31, 2021, participant loans have maturities through 2036.

Loans are treated as investments of the participants’ accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting and Forfeitures

Effective April 1, 2006, each new participant is automatically fully vested in the participant’s pre-tax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).

Withdrawals and Distributions

A participant may, at any time, make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pre-tax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pre-tax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal.  For all withdrawals and distributions, penalties may apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account. Participants can take a loan prior to a hardship withdrawal and contributions are not suspended as a result of taking a hardship withdrawal.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue the Company's contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events

    Subsequent events were evaluated through June 22, 2022, the date the financial statements were issued. No events occurred that require additional disclosure or adjustments to the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, inflation risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

The Plan's investment options include a unitized stock fund, which owns shares of Pinnacle West common stock, and together with a small portion of cash maintained for liquidity purposes, is recorded on a unit basis. Pinnacle West's common shares are traded on the New York Stock Exchange ("NYSE") and are valued at the NYSE closing price on the last business day of the plan year. See Note 5. The valuation per share of Pinnacle West's common stock was $70.59 and $79.95 at December 31, 2021 and 2020, respectively. The valuation per unit of the Pinnacle West stock fund was $17.50 and $19.78 at December 31, 2021 and 2020, respectively.

Included in investments at December 31, 2021 and 2020, are shares of Pinnacle West common stock amounting to $57,733,655 and $76,420,207, respectively. This investment represents 4% and 5% of total investments at December 31, 2021 and 2020, respectively. A significant decline in the market value of the stock could have an effect on the net assets available for benefits.

Effective on September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. Plan participants are no longer able to invest future contributions or reinvest dividends in the Pinnacle West Stock Fund or exchange from another investment option into the Pinnacle West Stock Fund.

Any portion of a participant's account balance that is invested in the Pinnacle West Stock Fund may remain in the Pinnacle West Stock Fund at this time.

The Stable Value Fund investment option is composed of fully benefit-responsive synthetic guaranteed investment contracts ("SGICs"), which are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Net Assets Available for Benefits presents SGICs on a contract value basis (see Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan, distributions, qualified domestic relation order processing or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping, and administrative expenses charged by the Funds, if any, which are deducted from assets and reflected as a reduction of investment return for the Fund. Some participants utilizing the SDA may pay income tax charges depending on the assets that they may hold in their respective SDA. Pinnacle West pays the remaining Plan administrative expenses, such as legal expenses.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2021 and 2020, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

Net Realized/Unrealized Appreciation in Fair Value of Investments

Net realized/unrealized appreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has concluded that, as of December 31, 2021 and December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.

The IRS has determined and informed the Company by a letter dated March 16, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

 The Stable Value Fund is an investment option offered to all participants in the Plan. This investment option consists of three fully benefit-responsive SGICs and accordingly, is recorded at contract value in the statements of net assets available for benefits. A SGIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments. The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, wrap providers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive SGICs are included in the Statements of Net Assets Available for Benefits as participant-directed investments at contract value at December 31, 2021 and 2020 of $129,598,370 and $139,314,432, respectively. The fully benefit-responsive SGICs earned interest income of $2,572,459 during the year ended December 31, 2021.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosures of certain assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Other significant observable inputs including quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable (such as yield curves).

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. Investments valued using net asset value (NAV) as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded. See Note 2 for additional discussion of Pinnacle West Common Stock.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted NAV of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed below.

Mutual Funds:  Valued and redeemable at the quoted NAV of shares held by the Plan. The NAV is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Self-Directed Brokerage Account: Consists primarily of common stocks, mutual funds, and short-term investments that are valued on the basis of readily determinable market prices.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ NAV of units held by the Plan at year-end. NAV is based on the market prices in active markets of the underlying securities owned by the trusts.  The trusts are similar to mutual funds except, among other differences, that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the NAV.  The trusts have the ability to implement redemption safeguards which, theoretically, could limit the Plan’s ability to transact in the trusts. However, no such safeguards were in effect during the year and, as such, these safeguards had no effect on participant redemptions during the year or on year-end NAV valuation. The Plan has no unfunded commitments to these trusts as of December 31, 2021 and 2020.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2021	2020
Common Stocks	$94,332,364	$79,982,382
Short-Term Investments	6,650,683	6,729,854
Mutual Funds	199,487,751	191,322,775
Pinnacle West Common Stock	57,733,655	76,420,207
Self-Directed Brokerage Account	121,860,769	114,452,907
Total Level 1 assets and total assets classified in the fair value hierarchy	480,065,222	468,908,125
Other:
Common and Collective Trusts (a)	941,991,798	837,272,295
Total Investments at fair value	$1,422,057,020	$1,306,180,420

(a) These investments are valued using NAV as a practical expedient, and therefore have not been classified in the fair value hierarchy.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments consist of Pinnacle West common stock and short-term investments which were managed by the Trustee until April 2021. In April 2021, an independent fiduciary began managing the Pinnacle West Stock Fund.  These transactions qualify as exempt party-in-interest transactions.  As of December 31, 2021 and 2020, the Plan held 817,873 and 955,850 shares, respectively, of common stock of Pinnacle West, the sponsoring employer, with a cost basis of $47,824,691 and $57,057,261, and a fair value of $57,733,655 and $76,420,207, respectively.  During the year ended December 31, 2021, the Plan recorded dividend income from Pinnacle West common stock of $2,956,048. As of December 31, 2021 and 2020, the Plan held $5,330,546 and $5,298,974, respectively, of short-term investments managed by the Trustee, with the majority held within the Stable Value Fund.

Effective on September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. Plan participants are no longer able to invest future contributions or reinvest dividends in the Pinnacle West Stock Fund or exchange from another investment option into the Pinnacle West Stock Fund. Any portion of a participant's account balance that is invested in the Pinnacle West Stock Fund may remain in the Pinnacle West Stock Fund at this time.

Transactions under certain investment managers in 2021 include revenue share agreements with the Trustee that qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreements were immaterial for the year ended December 31, 2021. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2021	2020
Net Assets Available for Benefits per the financial statements	$1,575,989,209	$1,471,045,260
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,770,108	5,536,735
Deemed distribution of participant loans	(638,522)	(582,287)
Net Assets per Form 5500	$1,577,120,795	$1,475,999,708

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2021:

Increase in Net Assets Available for Benefits per the financial statements	$104,943,949
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2021	1,770,108
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2020	(5,536,735)
Deemed distribution of participant loans - 2021	(638,522)
Deemed distribution of participant loans - 2020	582,287
Net gain per the Form 5500	$101,121,087

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Common Stocks
	MFS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
	ABBOTT LAB			$571,264
	ACTIVISION BLIZZARD INC			112,635
	ADOBE INC			1,299,702
	AIR PRODUCTS & CHEMICALS			68,154
	AIRBNB INC CLASS A			8,158
	ALNYLAM PHARMACEUTICALS I			64,271
	ALPHABET INC CL A			2,094,560
	ALPHABET INC CL C			633,696
	AMAZON.COM INC			2,587,448
	AMERICAN TOWER CORP			211,770
	AMETEK INC NEW			324,223
	AON PLC			225,420
	APPLE INC			1,529,055
	APPLIED MATERIALS INC			277,898
	ASML HLDG NV (NY REG SHS)			374,186
	ATLASSIAN CORP PLC CLS A			188,739
	AUTODESK INC			407,444
	BECTON DICKINSON & CO			90,784
	BLACK KNIGHT INC			85,128
	BLOCK INC CL A			230,636
	BOSTON SCIENTIFIC CORP			394,809
	BUMBLE INC CL A			37,585
	CADENCE DESIGN SYS INC			277,102
	CANADIAN PAC RAILWAY LTD			135,391
	CHARTER COMM INC A			383,358
	CHIPOTLE MEXICAN GRILL IN			195,804
	CLARIVATE PLC			181,457
	CME GROUP INC CL A			126,795
	COLGATE-PALMOLIVE CO			316,697
	COSTAR GROUP INC			235,272
	DANAHER CORP			834,040
	DOLLAR GEN CORP			127,820
	EDWARDS LIFESCIENCES CORP			314,029
	ELECTRONIC ARTS INC			237,288
	EQUIFAX INC			307,722
	EQUINIX INC			170,014
	ESTEE LAUDER COS INC CL A			538,271
	HILTON WORLDWIDE HLDGS IN			186,408
	ICON PLC			383,718
	INTUIT INC			982,197
	JOHNSON CONTROLS INTL PLC			205,633

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	LAM RESEARCH CORP			558,780
	LULULEMON ATHLETICA INC			137,790
	MASTERCARD INC CL A			967,649
	MATCH GROUP INC			284,470
	META PLATFORMS INC CL A			1,007,705
	MGM RESORTS INTL			82,355
	MICROSOFT CORP			4,102,561
	MSCI INC			652,515
	NETFLIX INC			512,074
	NIKE INC CL B			318,506
	NVIDIA CORP			1,152,029
	PAYPAL HLDGS INC			530,098
	ROBLOX CORP			126,165
	ROPER TECH INC			196,252
	ROSS STORES INC			113,366
	SALESFORCE.COM INC			444,982
	SCHWAB CHARLES CORP			391,822
	SEA LTD ADR			214,314
	SHERWIN WILLIAMS CO			611,702
	SHOPIFY INC CL A			161,155
	STARBUCKS CORP			105,273
	STERIS PLC			126,573
	SVCSNOW INC			412,185
	SYNOPSYS INC			215,204
	TAKE-TWO INTERACTV SOFTWR			87,616
	THERMO FISHER SCIENTIFIC			734,631
	TRANSUNION			334,158
	UBER TECH INC			143,862
	VERISK ANALYTICS INC			512,813
	VERTEX PHARMACEUTICALS IN			176,339
	VISA INC CL A			767,587
	VULCAN MATERIALS CO			493,418
	ZOETIS INC CL A			511,243
	SUBTOTAL			$35,143,773

	Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
	ABBVIE INC			$434,905
	ACTIVISION BLIZZARD INC			237,978
	ALLEGION PLC			109,660
	ALPHABET INC CL A			848,833
	AMERICAN INTL GROUP			181,838
	AMERISOURCEBERGEN CORP			301,395
	APPLIED MATERIALS INC			461,694

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	AUTOZONE INC			916,122
	AVANTOR INC			443,945
	AXALTA COATING SYS LTD			335,009
	BANK OF AMERICA CORPORATI			485,208
	BERKSHIRE HATHAWAY INC CL			1,041,417
	BRISTOL-MYERS SQUIBB CO			383,453
	CANADIAN NATL RAILWAY CO			314,644
	CANADIAN NATL RESOURCES L			351,309
	CAPITAL ONE FIN CORP			481,989
	CATERPILLAR INC			274,344
	CENOVUS ENERGY INC			159,382
	CENTENE CORP			540,214
	CENTERPOINT ENERGY INC			320,156
	CHARTER COMM INC A			204,719
	CHUBB LTD			421,996
	CIGNA CORP			717,134
	CISCO SYS INC			888,004
	CITIGROUP INC			386,013
	COCA-COLA EUROPACIFIC PAR			333,902
	COGNIZANT TECH SOLUTIONS			298,543
	CONOCOPHILLIPS			863,273
	CRH PLC SPON ADR			244,992
	CVS HEALTH CORP			651,043
	DEERE & CO			452,958
	DOMINION ENERGY INC			359,726
	DOVER CORP			227,726
	DUPONT DE NEMOURS INC			610,697
	EATON CORP PLC			563,912
	EOG RESOURCES INC			330,803
	EVEREST REINSURANCE GROUP			253,924
	FIDELITY NATL INFORM SVCS			537,236
	FIFTH THIRD BANCORP			272,275
	FLEETCOR TECH INC			263,236
	GEN DYNAMICS CORPORATION			534,309
	GLOBAL PAYMENTS INC			349,575
	GOLDMAN SACHS GROUP INC			466,328
	HARLEY-DAVIDSON INC			105,984
	HOLLYFRONTIER CORP			156,525
	HOWMET AEROSPACE INC			354,809
	ICON PLC			302,577
	JOHNSON & JOHNSON			1,178,300
	JPMORGAN CHASE & CO			1,067,121
	KEURIG DR PEPPER INC			475,973

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	KLA CORP			258,496
	KOHLS CORP			155,628
	LAM RESEARCH CORP			245,230
	LENNAR CORP CL A			180,048
	LKQ CORP			329,625
	MARATHON PETROLEUM CORP			536,812
	MCKESSON CORP			302,013
	META PLATFORMS INC CL A			472,572
	MICRON TECH INC			665,743
	MIDDLEBY CORP			152,489
	MOHAWK INDU INC			315,354
	NETAPP INC			156,383
	NEWMONT CORP			186,928
	NORTONLIFELOCK INC			225,662
	NOVARTIS AG SPON ADR			319,965
	NXP SEMICONDUCTORS NV			243,952
	OTIS WORLDWIDE CORP			341,489
	OWENS CORNING INC			178,285
	PIONEER NATURAL RESOURCES			449,062
	POLARIS INC			116,505
	QORVO INC			355,005
	QUALCOMM INC			704,232
	RESTAURANT BRANDS INTL IN			101,700
	SANOFI SPON ADR			439,227
	SCHLUMBERGER LTD			315,643
	SCHWAB CHARLES CORP			525,709
	SONY GROUP CORP ADR			452,006
	SS&C TECH HLDGS INC			307,343
	TAPESTRY INC			185,217
	TJX COMPANIES INC NEW			348,169
	T-MOBILE US INC			263,970
	TRUIST FINL CORP			456,514
	UNION PACIFIC CORP			332,548
	UNITED RENTALS INC			376,152
	UNITEDHEALTH GROUP INC			784,343
	US FOODS HLDGS CORP			234,127
	VERTIV HLDGS CO			189,872
	WELLS FARGO & CO			724,066
	WESTINGHOUSE AIR BRAKE TE			257,632
	SUBTOTAL			$35,682,824

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
	ABM INDU INC			$148,653
	ACCO BRANDS CORP			77,371
	AES CORP			154,086
	AGNC INVESTMENT CORP			88,195
	ALLEGHANY CORP DEL			149,540
	ALLISON TRANSMISSION HLDG			94,292
	ALTRA INDU MOTION CORP			57,191
	AMERICAN EAGLE OUTFITTERS			67,174
	AMERICOLD REALTY TR			47,546
	AMERIS BANCORP			62,398
	ARES COMMERCIAL REAL ESTA			43,009
	ARROW ELECTRONICS INC			165,958
	ARTISAN PARTNERS ASSET MA			129,676
	ASGN INC			291,101
	ASSURANT INC			113,310
	ASSURED GUARANTY LTD			207,627
	AVNET INC			100,684
	AXALTA COATING SYS LTD			119,596
	AXIS CAPITAL HLDGS LTD			146,034
	BANKUNITED INC			154,347
	BELDEN INC			196,664
	BLACKSTONE MORTGAGE TR CL			70,824
	BLOCK H & R INC			53,293
	BOOZ ALLEN HAMILTON HLDG			61,981
	BRIGHT HEALTH GROUP INC			46,464
	BRIGHTVIEW HLDGS INC			97,208
	BRINKS CO			167,597
	BUILDERS FIRSTSOURCE			122,908
	BWX TECH INC			112,183
	CALLAWAY GOLF CO			248,112
	CARTERS INC			67,919
	CENOVUS ENERGY INC			130,757
	CENTERPOINT ENERGY INC			86,074
	CHAMPIONX CORP			114,207
	CHANGE HEALTHCARE INC			308,428
	CHEMED CORP			141,783
	COLUMBIA BANKING SYS INC			65,505
	COMMSCOPE HLDG CO INC			96,964
	CONCENTRIX CORP			309,191
	COUSINS PROPERTIES INC			214,370
	CROWN HLDGS INC			72,456
	CURTISS WRIGHT CORPORATIO			150,596

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	DELEK US HLDGS INC			107,643
	DIAMONDBACK ENERGY INC			405,840
	EAST WEST BANCORP INC			142,411
	ECOVYST INC			48,169
	EMCOR GROUP INC			79,364
	EMPLOYERS HLDGS INC			72,870
	ENERGIZER HLDGS INC			167,458
	ENERPLUS CORP			145,412
	ENERSYS INC			129,896
	ENVISTA HLDGS CORP			308,165
	ESSENT GROUP LTD			187,493
	EVERCORE INC A			245,753
	EVEREST REINSURANCE GROUP			125,729
	EVERTEC INC			138,145
	FEDERAL AGRI MTG NON VTG			148,964
	FIRST AMERICAN FIN CORP			75,727
	FIRST CITIZENS BANCSHARES			103,730
	FIRST HAWAIIAN INC			137,306
	FIRST HORIZON CORP			80,882
	FIRST MERCHANTS CORP			83,654
	FLEX LTD			93,373
	FMC CORP NEW			141,428
	FOOT LOCKER INC			200,480
	FRESH DEL MONTE PRODUCE I			136,758
	FRONTDOOR INC			99,248
	FTI CONSULTING INC			75,022
	GLOBE LIFE INC			116,494
	GRAFTECH INTL LTD			92,724
	GRAPHIC PACKAGING HLDGS C			382,610
	GRAY TELEVISION INC			72,253
	HAEMONETICS CORP MASS			60,837
	HANESBRANDS INC			65,576
	HANOVER INSURANCE GROUP I			58,322
	HARLEY-DAVIDSON INC			219,959
	HARSCO CORP			84,653
	HASBRO INC			108,497
	HELMERICH & PAYNE INC			106,318
	HILLENBRAND INC			98,521
	HOLLYFRONTIER CORP			158,786
	HOLOGIC INC			87,049
	HOWMET AEROSPACE INC			71,808
	HUB GROUP INC CL A			85,588
	HUNTINGTON INGALLS INDU I			106,068

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ICON PLC			86,716
	INGEVITY CORP			100,308
	INGREDION INC			95,480
	INSIGHT ENTERPRISES INC			232,921
	INTERDIGITAL INC			153,718
	INTL GAME TECH PLC			65,828
	INVESTORS BANCORP INC			114,943
	JAZZ PHARMA PLC			46,883
	JONES LANG LASALLE INC			75,146
	KAR AUCTION SVCS INC			186,893
	KOSMOS ENERGY LTD			117,723
	LANDSTAR SYS INC			59,435
	LCI INDU			187,979
	LITHIA MOTORS INC CL A			88,788
	LPL FINL HLDGS INC			243,337
	MASONITE WORLDWIDE HLDGS			100,847
	MERITAGE HOMES CORP			86,418
	MIDLAND STATES BANCORP IN			64,280
	MINERALS TECH INC			55,228
	MOLINA HEALTHCARE INC			278,002
	MOSAIC CO NEW			76,616
	MR COOPER GROUP INC			134,858
	NATIONAL ENERGY SVCS REUN			45,388
	NAVIENT CORP			100,922
	NCR CORP			187,734
	NEXSTAR MEDIA GROUP INC A			230,999
	NEXTIER OILFIELD SOLUTION			38,691
	NMI HLDGS INC			67,801
	NOMAD FOODS LTD			98,970
	NORTONLIFELOCK INC			128,601
	OMNICOM GROUP INC			97,742
	ORTHO CLINICAL DIAGNOSTIC			170,200
	OWENS CORNING INC			99,369
	PACWEST BANCORP			157,418
	PDC ENERGY INC			135,706
	PENNYMAC FIN SVCS INC			124,976
	PETIQ INC CL A			133,262
	PRA GROUP INC			106,345
	PREFERRED BANK LOS ANGELE			75,092
	PROASSURANCE CORPORATION			127,841
	QORVO INC			146,225
	R1 RCM INC			216,563
	RACKSPACE TECH INC			40,599

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	RANGE RESOURCES CORP			53,597
	REALOGY HLDGS CORP			85,513
	REINSURANCE GROUP OF AMER			91,862
	RENAISSANCERE HLDGS LTD			154,429
	RESIDEO TECH INC			69,006
	SALLY BEAUTY HLDGS INC			130,697
	SCHWEITZER-MAUDUIT INTL I			113,829
	SCIENCE APPLICATIONS INTL			265,565
	SENSATA TECH HLDGS PLC			150,092
	SKECHERS USA INC CL A			80,203
	SLM CORP			360,158
	SOTERA HEALTH CO			192,663
	SOUTHSTATE CORP			78,187
	SPECTRUM BRANDS HLDGS INC			89,310
	SPIRIT RLTY CAP INC			76,140
	STANDARD MOTOR PRODUCTS I			45,894
	STARWOOD PROPERTY TR INC			132,119
	STEELCASE INC CLASS A			68,445
	STEVEN MADDEN LTD			204,003
	STRIDE INC			264,207
	SYNEOS HEALTH INC			331,862
	SYNOVUS FIN CORP.			155,195
	TD SYNNEX CORP			235,582
	TEGNA INC			216,373
	TEMPUR SEALY INTL INC			136,058
	TEREX CORP			67,815
	TEXTRON INC			89,629
	TOLL BROTHERS INC			85,999
	TRAVEL+LEISURE CO			120,820
	TTEC HLDGS INC			102,412
	TURNING POINT BRANDS INC			70,006
	ULTRA CLEAN HLDGS INC			173,858
	UMPQUA HLDGS CORP			116,075
	UNISYS CORP NEW			45,048
	UNIVERSAL CORP			117,474
	UNIVERSAL HEALTH SVCS INC			140,811
	US FOODS HLDGS CORP			71,332
	VALLEY NATL BANCORP			122,196
	VALVOLINE INC			320,992
	VIAD CORP			43,346
	VIPER ENERGY PARTNERS LP			151,109
	VISTRA CORP			82,086
	WABASH NATIONAL CORP			88,016

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	WALKER & DUNLOP INC			267,812
	WEBSTER FIN			113,634
	WERNER ENTERPRISES INC			66,104
	WESCO INTL INC			474,892
	WESTERN UNION CO			78,086
	WHITE MOUNTAINS INS GROUP			131,807
	WHITING PETROLEUM CORP NE			88,935
	WINTR FIN CORP			72,928
	WORLD FUEL SVCS CORP			110,512
	YELP INC			117,998
	SUBTOTAL			$23,505,767

	Total common stocks			$94,332,364

	Common and Collective Trusts
	Blackrock US Debt Index NL Fund M	US Bond Index		$170,596,143
	Northern Trust Collective 1-10 Yr Treasury Inflation-Protected Securities (TIPS) Index Fund - NL - Tier Three	Diversified Inflation Fund		51,785,225
	SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		171,245,673
	SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		399,238,685
	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		124,914,973
	William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		24,211,098
	Total common and collective trusts			$941,991,797

	Mutual Funds
*	Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		$4,466,554
*	Fidelity Institutional Money Market: Treasury Portfolio - Class I	Short-Term Investments***		863,992
	American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		123,278,655
	Dodge & Cox Income Fund 1 Shares	Bond Fund		38,638,779
	Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		37,570,317
	Total mutual funds			$204,818,297

	SGICs	Stable Value Fund
	RGA Reinsurance Co yield 1.546%
	Morley Stable Income Bond Fund Common and Collective Trust			$43,127,532
	Principal Life Ins Co yield 1.537%
	Morley Stable Income Bond Fund Common and Collective Trust			44,667,260
	Transamerica Premier Life Ins Co yield 1.595%
	Morley Stable Income Bond Fund Common and Collective Trust			43,573,686
	Total SGICs			$131,368,478

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Other Investments
*	Pinnacle West Common Stock	Pinnacle West Stock Fund		$57,733,655
	Self-Directed Brokerage Account	Self-Directed Brokerage Account		121,860,769
	BBH STIF Fund	Short-Term Investments***		1,310,137
*	Various participants****	Participant loans		21,628,296
	Total other investments			$202,532,857

	Total Assets Held for Investment Purposes			$1,575,043,793

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $4,466,544 held in the Stable Value Fund, $1,310,137 in the US Small/Mid Cap Stock Fund and US Large Cap Stock Fund and $863,992 in the Pinnacle West Stock Fund and $10,000 in the Treasury Fund.
****Interest rates for participant loans as of December 31, 2021, ranged from 4.25% to 9.25% with maturity dates ranging from 2021 to 2036. Presented net of $638,522 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 22, 2022	By	/s/ Donna M. Easterly
Donna M. Easterly
Senior Vice President Human Resources & Ethics
Arizona Public Service Company